UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number: 000-52679

CHINA DISCOVERY ACQUISITION CORP.
(Translation of registrant’s name into English))

7 Finance Street
Winland International Finance Center #1108
Xicheng District, Beijing

People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICES

China Discovery Acquisition Corp. (“China Discovery”) and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of China Discovery’s shareholders to be held to approve the proposed acquisition discussed in the section titled “Entry Into a Material Definitive Agreement”  below. China Discovery’s officers and directors have no rights to any liquidation distribution China Discovery makes with respect to the ordinary shares sold in its initial public offering (“IPO”). Therefore, their equity holding will have no value if China Discovery does not acquire a target business within thirty months of the IPO as required by China Discovery’s Memorandum and Articles of Association, unless an extension to such time is approved by its shareholders. Shareholders of China Discovery and other interested persons are advised to read China Discovery’s proxy statement, when available, in connection with China Discovery’s solicitation of proxies for the special meeting because this proxy statement will contain important information.

The proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed acquisition. Shareholders will also be able to obtain a copy of the proxy statement without charge from China Discovery. The proxy statement, once available, may also be obtained without charge at the U.S. Securities and Exchange Commission’s internet site at www.sec.gov.

This Report of Foreign Private Issuer, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding HeNan Smart Food Company Limited (“Target,” and together with its subsidiaries and affiliated entities, “HeNan Smart”) or China Discovery’s (together with HeNan Smart, the “acquisition parties”) strategy, future operations, future financial position, prospects, plans and objectives of management, as well as statements, other than statements of historical facts, regarding HeNan Smart’s industry, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The China Discovery and HeNan Smart may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the acquisition parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which HeNan Smart is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting HeNan Smart's revenue and profitability; HeNan Smart’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; and general economic conditions. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by China Discovery of HeNan Smart. Neither China Discovery nor HeNan Smart assumes any obligation to update any forward-looking statements.

Entry Into a Material Definitive Agreement

On April 8, 2009, a Stock Purchase Agreement (the “Agreement”) was entered into by and among China Discovery Acquisition Corp., a company incorporated in the Cayman Islands (“China Discovery”), HeNan Smart Food Company Limited, a Chinese enterprise (the “HeNan Smart”), Fenland Investments Limited (“Fenland”), a British Virgin Islands company, and Calendar Profits Limited (“Calendar”), a British Virgin Islands company, Honest Joy Group Limited (“Honest Joy”), a British Virgin Islands company, (Fenland, Calendar and Honest Joy each a “Seller” and collectively, the “Sellers”), and Mr. Wang Youli (“Wang”), the ultimate beneficial owner of 92% of the equity interests of HeNan Smart and 100% of Fenland.

Acquisition of Target; Acquisition Consideration

Upon the closing of the transactions contemplated in the Agreement, China Discovery will acquire 100% of the issued and outstanding shares of the direct parent of the Target (Gliston International Limited (“Gliston”)) from its shareholders (Fenland, Calendar and Honest Joy) in exchange for an aggregate of 14,700,000 China Discovery ordinary shares and $3,000,000 in upfront consideration. We refer to this stock purchase as the “acquisition.”

In addition, pursuant to an earn-out provision in the share exchange agreement, China Discovery has agreed to issue to Gliston’s shareholders up to 6.8 million additional shares if the following net income targets are achieved (calculated on a U.S. GAAP basis):

•	net income for the fiscal year ending December 31, 2009 of at least $30.0 million, an additional 1.8 million shares will be issued.

•	net income for the fiscal year ending December 31, 2010 of at least $40.0 million, an additional 2.5 million shares will be issued.

•	net income for the fiscal year ending December 31, 2011 of at least $52.0 million, an additional 2.5 million shares will be issued.

The shareholders of Gliston are also eligible to receive a cash payment of $5.0 million in the event that 75% or more of China Discovery’s publicly traded warrants are exercised prior to their expiration on June 17, 2011.

Fenland will place 3,000,000 of the shares issued to it in escrow.  Such shares may be used to pay for the indemnification obligations described below.

Representations and Warranties

In the Agreement, HeNan Smart, Fenland, Gliston and Wang (collectively, the “Warrantors”) make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Agreement) relating to, among other things: (a) capital structure; (b) proper corporate organization and similar corporate matters; (c) authorization, execution, delivery and enforceability of the Agreement and other transaction documents; (d) required consents; (e) licenses and permits; (f) taxes and audits; (g) financial information; (h) absence of certain changes or events; (i) absence of undisclosed liabilities; (j) title to assets and properties; (k) material contracts; and (l) compliance with laws, including those relating to the PRC, foreign corrupt practices and money laundering.

In the Agreement, Fenland, Calendar and Honest Joy make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Agreement) relating to, among other things: (a) title to shares; and (b) certain securities law matters.

In the Agreement, China Discovery makes certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Agreement and other transaction documents; (c) capital structure; and (d) validity of share issuance.

Conduct Prior to Closing; Covenants

The Warrantors have agreed to use their best efforts to cause HeNan Smart and its subsidiaries and affiliated entities to continue to operate its business in the ordinary course prior to the closing (with certain exceptions) and not to take certain specified actions without the prior written consent of China Discovery.

The Agreement also contains covenants of China Discovery and HeNan Smart, Fenland and Wang, including covenants providing for:

•
HeNan Smart, Fenland and Wang agree to conduct HeNan Smart’s business in the ordinary course, providing access to its books and records to China Discovery, and providing information to China Discovery necessary for the proxy statement to be filed in connection with a special meeting to approve the acquisition (the “Proxy Statement”);

•
HeNan Smart, Fenland and Wang agree not to, directly or indirectly, solicit, encourage or enter into any negotiation or arrangement with any party that could reasonably be expected to lead to a proposal or offer for a stock purchase, asset acquisition, merger, consolidation or other business combination involving Target;

•	HeNan Smart, Fenland and Wang agree to restructure (the “Restructuring”) HeNan Smart and certain affiliated companies, to be completed prior to the consummation of the acquisition; and

•	China Discovery giving Gliston’s shareholders piggy-back registration rights relating to the ordinary shares issued in connection with the acquisition.

Conditions to Closing

General Conditions

Consummation of the Agreement and the acquisition is conditioned on (a) no law or court order prohibiting or limiting consummation of the acquisition or materially limiting China Discovery’s right to control the Target; (b) holders of a majority of China Discovery’s ordinary shares approving the business combination in accordance with its Memorandum and Articles of Association, with holders of less than 30% of China Discovery’s public ordinary shares voting against the acquisition and properly exercising their rights to convert such public ordinary shares to cash; (c) the absence of any proceeding pending or threatened to enjoin or otherwise restrict the acquisition.

Sellers’ Conditions to Closing

The obligations of HeNan Smart, Fenland and Wang to consummate the transactions contemplated by the Agreement, in addition to the conditions described above, are conditioned upon the representations and warranties of China Discovery being true on and as of the closing date of the Agreement, and China Discovery complying with all required covenants in the Agreement.

China Discovery’s Conditions to Closing

The obligations of China Discovery to consummate the transactions contemplated by the Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

•	the representations and warranties of the Warrantors shall be true on and as of the closing date of the Agreement, and each of the Warrantors has complied with all required covenants in the Agreement;

•	China Discovery shall have received legal opinions from counsel to the Target;

•	receipt by the Warrantors of certain third party consents;

•	there shall have been no material adverse change with respect to the Target;

•	the Restructuring will have been completed.

If permitted under applicable law, either China Discovery or HeNan Smart may waive any inaccuracies in the representations and warranties made to such party in the Agreement and may waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Agreement.

Termination

The Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to China Discovery’s shareholders, by:

•	mutual written consent of the parties to the Agreement;

•	either China Discovery or any Warrantor, if the closing has not occurred by July 31, 2009;

•
Any Warrantor, if there has been a breach by China Discovery of any covenant, representations or warranties contained in the Agreement, and in any event if such breach is subject to cure and China Discovery has not cured such breach within five days after written notice of intent to terminate from any Warrantor; or

•
China Discovery, if there has been a breach by any of the Warrantors of any covenant, representations or warranties contained in the Agreement, and in any event if such breach is subject to cure and China Discovery has not cured such breach within five days after written notice of intent to terminate from any Warrantor.

Effect of Termination

In the event of termination for breach, the non-terminating party will be obligated to pay the non-breaching party $1,000,000.

Indemnification by the Warrantors

Fenland and Wang have agreed, jointly and severally, to indemnify China Discovery from any damages arising from: (a) any breach of any representation, warranty or covenant made by the Warrantors; (b) the failure to pay any third party claims for the period of time prior to the acquisition, or (c) any payment that the Target is required to make pursuant to third party guaranties made by it. The Warrantors indemnification obligations are subject to a $100,000 basket and are capped at $30,000,000.

Other Events

On April 14, 2009, China Discovery Acquisition Corp. issued a press release announcing its entry into the Agreement with HeNan Smart, among other parties. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Where to Find Additional Information

China Discovery is a foreign private issuer. As such, the Proxy Statement and other proxy materials with respect to the proposed acquisition will not be subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”). The Proxy Statement with respect to the proposed acquisition will contain risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules. It is, however, the intent of China Discovery to provide to its shareholders proxy materials with respect to the proposed acquisition that meet the form and content requirements of Schedule 14A of the Securities Exchange Act of 1934, as amended.

China Discovery will file with the SEC the Proxy Statement, under cover of a Form 6-K, in connection with the proposed acquisition described herein. Shareholders are urged to carefully read the Proxy Statement and any other relevant documents filed with the SEC when they become available, because they will contain important information about China Discovery and the proposed acquisition. Copies of the Proxy Statement and other documents filed by China Discovery will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to China Discovery Acquisition Corp., Winland International Finance Center, suite 1108 No. 7 Finance St. Xicheng District, Beijing,China, telephone number: 650-521-6800.

Exhibits
No.	Description
99.1	Press Release dated February 5, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 14, 2009	CHINA DISCOVERY ACQUISITION CORP.

	By:	/s/ Beatrice Hom
Name: Beatrice Hom
Title: Chief Operating Officer and Chief Financial Officer